Trina Solar Limited
No. 2 Trina Road
Trina PV Industrial Park, New District
Changzhou, Jiangsu 213031, China
Tel: +86 519 8517 6823
Fax: +86 519 8517 6023
November 23, 2010
VIA EDGAR AND FACSIMILE
Mr. Kevin L. Vaughn, Accounting Branch Chief
Ms. Tara L. Harkins
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trina Solar Limited Form 20-F for the Year Ended December 31, 2009 File No. 001-33195
Dear Mr. Vaughn and Ms. Harkins:
This letter sets forth the responses of Trina Solar Limited (the “Company”) to the comments contained in the letter dated October 15, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.
Form 20-F for the Fiscal Year Ended December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 51
-Critical Accounting Policies, page 62
Impairment of Long-lived Assets and Definite-lived Intangibles, page 63
1.
We note from your disclosure on page 37 that you had manufacturing capacity of 600 MW for your PV modules as of December 31, 2009 and that you expect to increase your PV module manufacturing capacity to 850 to 950 MW by December 31, 2010 in connection with your 500 MW capacity expansion project. We further note from page 5 that in 2009, you shipped 399.01 MW of PV modules. Please address the following:

•
Tell us and revise future filings to explain how, if at all, you consider current capacity utilization in determining whether there are indicators that the carrying amounts of assets may not be recoverable.

The Company respectfully advises the Staff that it views under-utilization of capacity as a potential indicator of impairment. However, the Company’s has effectively utilized most, if not all, of its capacity in the past and has been forced to outsource production from 2006 through September 30, 2010 in order to meet demand, as illustrated below:

					Jan 1 – Sept 30,
	2006	2007	2008	2009	2010
Actual shipment (MW)	27.39	75.91	201.01	399.01	705.88
Outsourced manufacturing capacity (MW)	8.98	54.1	2.3	49.6	65
The difference between actual shipment and manufacturing capacity is that the manufacturing capacity speaks of the Company’s ability to produce products as of the period-end. During the period, the Company continues to ramp-up its facilities. In addition, the Company believes that there is sufficient evidence that demand for its PV products will increase and, accordingly, the Company will continue to ramp up its manufacturing capacity through the end of 2011. The Company expects its annualized in-house production capacity for ingots and wafers and production capacity for PV cells and modules to be approximately 1.0 GW and 1.5 GW, respectively, by the end of 2011. The Company will continue to evaluate its capacity utilization in determining whether its assets are recoverable and will revise its disclosure to reflect this consideration. Consistent with the solar industry practice, the Company respectfully submits to the staff that disclosure of utilization rate of its facilities during the Company’s high growth period would not be meaningful to investors due to that its capacity changes rapidly.
•
Tell us and revise future filings to explain how you anticipate utilizing the significant additional capacity in future periods. Discuss the impact that expiring incentives in locations such as Germany and Spain could have on your expectations.

As noted in the table above, the Company shipped 706 MW of PV modules during the nine months ended September 30, 2010 and, during this same period, outsourced 65 MW of production as demand exceeded the Company’s manufacturing capacity. The Company expects total PV module shipments to be between 900 MW and 930 MW for the year ending December 31, 2010. This reflects capacity utilization of approximately 100% for the fiscal year. By the end of 2011, the Company expects annualized in-house production capacities for (i) ingots and (ii) wafers and PV cells and modules to be approximately 1.0 GW and 1.5 GW, respectively.
In terms of utilization of additional capacity, one of the Company’s development strategies is to enhance its brand recognition and diversify product footprint by shifting some of the Company’s sales focus from Germany and Spain to other markets such as Italy, Belgium, the United States and more than 20 other emerging markets, including France, South Korea, Greece, the Czech Republic, Australia and the Netherlands. The Company’s net revenues generated from Germany and Spain as a percentage of total net revenues have decreased from 71% in 2007 to 46% in 2009 and 51% in the nine months ended September 30, 2010.
To enhance the Company’s sales capabilities in the European and United States markets, the Company established regional headquarters in Switzerland and San Jose, California. The Company also plans to drive its sales growth through expansion into downstream arrangements in major markets such as system integrations and project developments. The Company believes these actions will help reduce the negative effects of reduced incentives in countries like Germany and Spain.

Furthermore, the Company believes that the expiration of incentive policies in Germany and Spain will likely result in a decrease in average selling price globally, but the global demand will still present a positive upward trend. Solarbuzz, a reputable third-party independent report, indicates that the average sales price of modules in 2011 would decrease by approximately 6.3%, from $2.07/W in 2010 to $1.94/W in 2011, but that volume globally would increase by approximately 18.6% from 9.7 GW in 2010 to 11.5 GW in 2011. The Company believes that reduced feed-in-tariffs will force customers to concentrate even more on quality and price, which the Company believes will be to its advantage given its favorable rankings by TÜV Reinland, a global independent safety and quality testing agency for solar modules, and Photon International, an international solar power magazine. The Company was ranked in the top two out of 14 participating international module manufacturers for specific energy yield during TUV Reinland’s Energy Yield 2008 testing period from September 1 to September 30, 2008. In 2009, the Company was ranked in the top three out of 12 international brands for power output measurement in the test performed by Photon International.
To further offset possible decline in feed-in-tariffs, the Company is continuing to enter into long-term silicon supply contracts to manage its raw material costs and to reduce its non-silicon manufacturing cost through technology development, transfer and manufacturing process improvements, cell conversion improvements, wafer and cell breakage reduction and economies of scale in production, as shown in the table below:

	By the end of			September 30,
	2007	2008	2009	2010
Non-silicon cost ($/w)	1.28	0.82	0.78	0.73
Ramp-up of the Company’s in-house production capacity, especially its capacity of cell production, can effectively reduce non-silicon cost by achieving greater economies of scale. As a result, the Company has improved its gross margin and operating margin, as shown below:

				Jan 1 – Sept 30,
	2007	2008	2009	2010
Gross margin	22%	20%	28%	32%
Operating margin	12%	12%	16%	22%
The Company will include in its Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”) a description of these considerations.
•	Revise future filings to describe to investors the potential impact to your financial statements should demand for your PV modules not increase proportionally with your manufacturing capacity.
The Company will revise its risk factors on page 6 of the 2009 Form 20-F titled “Risks Related to Our Company and Our Industry – We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings” to further describe to investors the potential impact on the Company’s financial statements should demand for its PV modules not increase proportionally with its manufacturing capacity.

Valuation of Inventories, page 64
2.
We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please revise future filings to discuss in more detail how you develop certain of your assumptions such as “expected demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demand, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past. Please provide us with a sample of your proposed revised disclosure.

In response to Staff’s request, the Company will include in the 2010 Form 20-F the following disclosure (added disclosure appears in underline):
“We also regularly review the cost of inventory against its estimated market value and record a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. For example, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. When evaluating expected demand, we largely consider third-party industry forecasts, seasonality fluctuations, customer backlog and regulatory changes. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Our inventories have a long life cycle and obsolescence has not historically been a significant factor in their valuation.”
3.
We note that you have entered into fixed-price supply contracts. We further note your disclosures on page 8 that you have renegotiated most of your medium and long-term contracts to reduce the purchase price. Please tell us and revise future filings to discuss how you have evaluated your fixed-price supply commitments for possible impairment including specifically any such commitments where the fixed price exceeds current market prices. Explain how you have considered such arrangements in your inventory impairment analysis.

The Company respectfully advises the Staff that all its medium and long-term supply contracts contain price adjustment provisions that offer both parties the right to renegotiate contract price when the fluctuation of market price during a specified period exceeds a certain threshold as agreed to by both parties. Furthermore, none of the medium or long-term silicon supply contracts have contract prices in excess of current market prices. Accordingly, there have not been any losses on long-term purchase commitments nor indicators of impairment relating to these arrangements.
In response to the Staff’s comment, the Company will add the following disclosure in the 2010 Form 20-F:
“We have entered into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a [penalty] for non-performance that is sufficiently large to make performance probable, such as prepayment. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory.”
Consolidated Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-8
4.
We note that you reflect changes in your restricted cash balance as investing activities. It appears based on your disclosure in Note 2 that the restricted cash relates primarily to amounts held in connection with various financing activities, including bank borrowings. Please explain to us why you determined that the activity relating to the restricted cash should be presented as an investing activity on the statement of cash flows.

The Company respectfully advises the Staff that it considers its restricted cash balances to be equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., repayment of bank borrowings or settlement of letters of credit) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which the Company believes should be presented as investing activities in the statement of cash flows.

Note 2. Summary of Principal Accounting Policies, Page F-10
-(a) Basis of presentation, page F-10
5.
We note from your disclosure here and on page F-44 that you consolidate a variable interest entity (Fotosolare Quarta S.r.l.). Please revise future filings to provide the disclosures required by paragraph 810-10-50-3 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff that the variable interest entity (“VIE”) was incorporated in December 2009 and that (i) there were no operating activities of the VIE in 2009 and (ii) the VIE’s assets and liabilities as of December 31, 2009 were immaterial. In response to the Staff’s request, the Company will provide the disclosures required by paragraph 810-10-50-3 of the FASB Accounting Standards Codification in future filings, to the extent such information is material to the consolidated financial statements.
-(k) Revenue recognitions, page F-15
6.
We note from your disclosure on page 72 that you have offered customers longer payment terms. Please revise future filings to explain how these extended payment terms impact your revenue recognition. Provide us with a sample of your proposed disclosure.

The Company respectfully advises the Staff that in 2009, banks generally began imposing more strict credit controls over system integrators, releasing loans to them only after solar plants were constructed and connected to a national grid. The majority of our customers are reputable system integrators. In response to these financing constraints, system integrators requested longer credit terms. As a result, the Company began granting extended credit terms to customers with whom the Company had positive historical collection experience and overall creditworthiness. To assess the creditworthiness of our major customers, we obtain credit information from reputable sources, including Dunn & Bradstreet and insurance companies who ultimately insure the Company against customer credit default. The Company’s senior management also performs on-site customer visits, monitors customer payments and adjusts customer credit limits as appropriate. The Company often requires down payments or full prepayment based on the results of its credit analysis. The Company believes that the extension of longer payment terms is in line with changes in the industry and is not necessarily an indication that its customers are less likely to satisfy their obligations. Based on this and the procedures that management performs around customer credit and collectability, the Company believes that collectability continues to be reasonably assured and, accordingly, such extended credit terms do not affect revenue recognition.
In response to the Staff’s request, the Company proposes the following disclosure to be included in the 2010 Form 20-F:
“We recognize sales of solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. We extend credit terms to customers with good creditworthiness based on our credit assessments. For limited sales transactions with customers whose creditworthiness is doubtful, we request cash payment before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we only recognize revenue when collectability is reasonably assured. We assess collectability based on a number of factors, including past customer transaction history and customer credit analysis.”

-(o) Warranty Cost, page F-17
7.
We note here and on page 63 that you accrue 1% of gross revenues for your potential warranty obligations. You state that due to your limited manufacturing history, your warranty accruals are based on your “assessment of industry norms”. Please revise future filings to explain in greater detail how you determine the warranty accrual. Explain what you mean by “industry norms” and why you believe that is an adequate basis for your warranty accrual estimates. Provide us with a sample of your proposed revised disclosure to be included in future filings.

In response to the Staff’s request, the Company (1) will remove the term “industry norms” from its disclosure in order to avoid confusion and (2) will include the following disclosure in the 2010 Form 20-F:
“The Company provides a limited warranty to the original purchasers of its solar modules for two or five year, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. The Company accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company currently accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company acknowledges that such estimates are subjective and will continue to analyze its claim history and the performance of its products compared to its competitors and academic research results to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.”
8.
Further to the above, also revise your disclosures in the Critical Accounting Policies section on page 62 to describe how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. Provide a more detailed explanation of the significant estimates and judgments involved in estimating your warranty accruals and describe in greater detail how your results of operation could be impacted if your accruals ultimately prove to be insufficient.

In response to the Staff’s request, the Company will revise its disclosure in Critical Accounting Policies in the 2010 Form 20-F as follows:
“It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. In the past, our solar modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2008, we extended the warranty for materials and workmanship from two years to five years. If a solar module is defective, we will either repair or replace the module at our discretion. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel.

We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an ongoing analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) analysis of academic research results, available from industry research publications and papers, and other assumptions that we believes to be reasonable under the circumstances. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $xx for the years ended December 31, 2010.”
(p) Foreign currency translation and foreign currency risk, Page F-17
9.
We note that effective January 1, 2008, you changed the functional currency of your principal operating subsidiary, Trina China, from RMB to the US dollar. You state this change was in response to the significant changes in economic facts and circumstances. Please describe to us the significant changes in economic facts and circumstances which you refer to. Explain how you have evaluated the provisions of paragraphs 830-10-45-2 through 45-6 of the FASB Accounting Standards Codification in determining your functional currency.

The Company respectfully advises the Staff that the Company has followed the provisions in ASC 830-10-45-3 through 45-6 in determining Renminbi (“RMB”) as the functional currency for Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), its principal operating subsidiary, since its incorporation, and subsequently changed the functional currency to U.S. Dollar (“USD”) pursuant to ASC 830-10-45-7 effective January 1, 2008 in response to significant and sustained changes in its economic facts and circumstances.
ASC 830-10-45-2 notes that “an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.”
To determine the primary economic environment in which Trina China operates, the Company considered the factors enumerated in ASC 830-10-55-5, which include cash flow indicators, sales price indicators, sales market indicators, expense indicators, financing indicators, and intra-entity transactions and arrangements indicators. Based on an analysis of each of these indicators, the Company determined that Trina China’s functional currency should be changed from the RMB to USD, effective January 1, 2008. The Company’s analysis of each of these indicators follows.
•	Cash flow indicator
In 2005, Trina China was mainly engaged in aluminum siding and system integration businesses in the domestic market and, as a result, individual monetary assets and liabilities were primarily denominated in RMB. In mid-2006, the siding business was discontinued. The system integration business was also phased out from the second half of 2007 to the beginning of 2008 as a result of the Company’s change in business strategy to focus on its solar module business. From 2007, the cash flows of Trina China related to the individual monetary assets and liabilities were primarily in USD. The following table illustrates the weight of monetary assets and liabilities denominated in RMB and USD from 2005 through 2007.

in millions	2005		2006		2007

Monetary assets
RMB	3.5	48%	6.4	16%	27.5	25%
USD	3.8	52%	33.7	84%	47.9	44%
Others	—	0%	—	0%	34	31%

Total	7.30	100%	40.10	100%	109.40	100%

Monetary liabilities
RMB	12.3	77%	73.2	85%	159.5	74%
USD	3.7	23%	12.5	15%	33.7	16%
Others	—	0%	—	0%	21.2	10%

Total	16.00	100%	85.70	100%	214.40	100%
Monetary assets consisted of cash and accounts receivable. Monetary liabilities consisted primarily of accounts payable and bank borrowings. As indicated in the table above, the monetary liabilities were denominated in RMB for all three years as Trina China kept RMB-denominated bank borrowings as its major funding source. The Company believes this factor indicates that the RMB was still the functional currency through fiscal 2007.
•	Financing indicator
As noted previously, Trina China is the principal operating subsidiary of the Company, the registrant. The Company is a shell company and does not have substantial activity outside of financing activities. Prior to the Company’s initial public offering in December 2006, Trina China had financed its activities primarily through shareholder capital contribution and loans from local Chinese banks, both of which were denominated in RMB. The Company completed its initial public offering in December 2006, and a follow-on public offering in June 2007. Proceeds from these offerings were injected into Trina China during the second half of 2007 in the form of capital contributions. The Company expected that the majority of the Company’s financing going forward would be from similar offerings in USD. A summary of the Company’s financing activities from 2005 to 2008 is shown below (numbers are all in USD):

Financing — in millions	2005	2006	2007	2008

Proceeds from offerings — USD		87.2	163.5	131.5
Proceeds from issuance of preferred shares — USD		39.2
Short-term bank borrowings — USD	2.9	9.6	19.0	29.5
Short-term bank borrowings — RMB	0.1	55.2	64.8	55.5
Long-term bank borrowings — RMB	5.0		2.7	6.5
capital contribution — RMB	5.9

Total	13.9	191.2	250.0	223.0

Total in RMB	11.0	55.2	67.5	62.0
Total in USD	2.9	136.0	182.5	161.0
% in RMB	79%	29%	27%	28%
% in USD	21%	71%	73%	72%
Although at the consolidated level the shift from RMB to USD-denominated financing appeared to have occurred in 2006, due to the time lag between the offering proceeds received by the shell company to the capital injection into the principal operating subsidiary, RMB-denominated bank borrowing remained as the main funding source for Trina China throughout 2007, as noted previously. However, the Company expected USD-denominated funding to be the primary source of funding for Trina China subsequently.

•	Sales market indicator
By 2006, there were three sources of revenue: solar modules, system integration and aluminum siding. The latter two were denominated in RMB and sales of solar modules were mainly denominated in USD. In June 2006, the Company decided to discontinue the siding business and to focus primarily on solar module sales. Revenues from the system integration business were not significant after 2006 and were gradually phased out from the second half of 2007 through the beginning of 2008. From 2007, export of solar modules increased sharply as the Company continued to build its presence in the overseas market, primarily Europe. As a result, sales in USD and Euro increased and sales to the domestic market continued to decrease. The table below summarizes the Company’s sales receipts from 2005 through 2007 (numbers are in RMB equivalent):

Sales — in millions	2005	2006	2007

USD	260.0	995.1	1,683.2
EUR	2.4	27.8	563.3
RMB	125.6	225.6	48.5

Total	388.0	1,248.5	2,295.0

% in RMB	32%	18%	2%
% in USD and EUR	68%	82%	98%
In 2007, sales were in multiple currencies with the potential to trend toward Euro-denominated sales given the Company’s expansion into European countries (Germany, Spain, and Italy). Whether the Euro or USD would become prevalent remained unclear and was largely susceptible to the foreign exchange market. As such, the Company did not consider the currencies of the sales market as a primary indicator in determining the functional currency for Trina China.
All inter-company sales from Trina China to overseas sales subsidiaries were contracted in USD.
•	Sales price indicator
The sales prices are not considered to be primarily responsive on a short-term basis to changes in USD/RMB exchange rates because the sales prices are mainly affected by the changes in government policies on the use of solar products and global competition. This indicator had not changed from 2006 to 2007.

•	Expense indicator
The Company’s cash outflows for capital expenditures and operating expenses for 2005 — 2007 are illustrated in the two tables below (numbers are in RMB equivalent):

Capital Expenditures — in millions	2006	2007

RMB	99	251
USD	51	409
EUR	34	298
JPY	—	2
AUD	32	—
CHF	—	73

Total	216	1,033

% RMB	46%	24%
% USD	23%	40%
No material capital expenditure activities in 2005

Operating Cash Outflows — in millions	2005	2006	2007

RMB	244	561	475
USD	190	860	1,611
EUR	439	1,443	7
JPY	—	—	28
CHF		—	2,175
AUD		—	—

Total	874	2,864	4,295

% RMB	28%	20%	11%
% USD	22%	30%	38%
As shown in the first table above, capital expenditures were denominated in multiple currencies and no single currency was visibly dominant. However, the Company observed that RMB purchases were decreasing and it expected that trend to continue.
The second table shows total payments for material procurement and operating expenses. Material costs, such as silicon and other non-silicon materials, comprised a majority of cost of goods sold and were mainly imported and denominated in USD or EUR, while Labor and other production costs were in incurred in RMB. However, the Company did not believe the trend was sustainable. In late 2006 and early 2007, with the increase in capability of Chinese silicon manufacturers, the Company expected to source part of the silicon raw materials locally. In 2007, the Company incorporated a subsidiary in Lianyungang to manufacture and supply polysilicon materials. The planned production output was expected to meet 50% of its total feedstock requirements. Nonetheless, the polysilicon supply environment underwent significant changes in late 2007 and the Company began to use long-term supply contracts with overseas suppliers as a means to secure polysilicon feedstock to support its growth objectives. Beginning in the fourth quarter of 2007, the Company began making significant prepayments for its long-term silicon supply contracts, which were denominated in USD. As of December 31, 2007, the Company had entered into long-term supply contracts to purchase $441.8 million of silicon materials over the next five to eight years and had paid $43 million in advances to suppliers. In earlier 2008, the Company decided to discontinue the project in Lianyungang. The Company predicted that for the foreseeable future, significant volumes of silicon could only be acquired from overseas suppliers and that such purchases would continue to be denominated in USD. The Company considered the change in the polysilicon supply environment and the resulted shifting of its strategy in raw material sourcing an indicator of a change in functional currency.

•	Intra-entity transactions and arrangements indicators
As previously noted, all intra-entity transactions were conducted in USD through December 31, 2007.
Based on a thorough analysis of all of the above indicators, the Company concluded that RMB as the functional currency for Trina China was reasonable for 2005 and 2006. The Company further concluded that the change of functional currency to USD was supported primarily by the changes in financing and expense indicators which occurred in the latter part of 2007. Further, the change in funding from RMB-denominated bank borrowings to USD-denominated offering proceeds, as well as sourcing of poly-silicon supply via overseas long-term supply contracts involving significant prepayments, represented significant changes in economic facts and circumstances for Trina China. As such, the Company determined that Trina China’s functional currency should change to the USD, effective January 1, 2008.
(q) Concentrations of credit risk, page F-18
10.
We note your disclosures on page 12 and page 72 that you have historically required your customers to make advance payments for a certain percentage of their orders and that you are now extending more lenient payment terms. We note that your net accounts receivable increased $183.8 million, or 174%, from December 31, 2008 to December 31, 2009 while revenues increased only 1.6% from 2008 to 2009. Please address the following:

•	Explain to us the cause of the significant increase in your accounts receivable balance from December 31, 2008 to December 31, 2009.
The Company respectfully advises the Staff that the effects of the economic recession in 2008 resulted in a significant decline in sales, particularly in the latter part of 2008. For the fourth quarter of 2008, the Company had sales of $216.3 million. During the second half of 2009, the solar market began to recover resulting in approximately 67% of the Company’s 2009 sales occurring during that period. Further, although annual revenues only increased by 1.6% from 2008 to 2009, fourth quarter revenues increased by nearly 50% in 2009 as compared to 2008. In addition, the Company extended the payment terms for several of its customers, as discussed in the Company’s response to comment 6 above and in the subsequent bullet below. As a result of the recession and the extended payment terms, days of sales in accounts receivable increased from 38 days in 2008 to 83 days in 2009. The combined effect of a sharp increase in sales in the fourth quarter of 2009 and the increased length of time required to collect receivables caused a significant increase in the balance of trade receivables as of December 31, 2009 in comparison with the balance as of December 31, 2008.
•	Discuss the payment terms that you provide to your customers.
The Company respectfully advises the Staff that payment terms vary depending on our collection experience with a customer and/or their overall creditworthiness. Historically, we have generally offered a credit term of 30 to 90 days to those customers with whom we have had a long-term relationship and who have good credit. As described in the Company’s response to comment 6, payment terms were extended for many of these same customers as a direct result of the economic recession, with such extended payment terms ranging from 60 to 90 days. In contrast, we request down payments or prepayments from new customers or customers with less than favorable credit. The Company has a credit control team which closely evaluates creditworthiness for initial and subsequent changes of all of our significant customers.
•	Explain the nature and significant terms of the longer payment terms you describe on page 72.
See discussion in the paragraph above.

•	Discuss how you have determined that your accounts receivable balances are collectible as of December 31, 2009.
The Company respectfully advises the Staff that it evaluates collectability of its accounts receivable balances on an account-by-account basis (as opposed to a “bucket” approach). Such evaluation considers, among other things, the following:
•	past history and credit analysis that was performed at the date of sale;
•	payments received from the customer subsequent to the date of sale;
•	the aging of the receivables at the balance sheet date;
•	collections made subsequent to the balance sheet date, but before the release of the Company’s consolidated financial statements.
•	the Company’s historical accuracy in estimating its allowance for bad debt;
•	discussions between the Company’s senior management and sales representatives, who are responsible for the collection of the receivables;
•	senior management visits with individual customers, as appropriate; and
•	to the extent required, involvement of external legal counsel in pursuing past due receivables.
The Company further advises the Staff that all accounts receivable as of December 31, 2009 have been collected with the exception of $12 million, which had been provided for in full either at or prior to December 31, 2009.
Note 17. Commitments and Contingencies, page F-40
11.
We note from page 56 and throughout the filing that you renegotiated your medium-term and long-term silicon supply contracts during fiscal 2009 to achieve favorable pricing and payment terms relative to current market conditions. With a view towards disclosure, please explain to us the nature and terms of the renegotiated medium-term and long-term supply contracts and how you now account for these contracts. Within your discussion please explain if you had to pay any renegotiation fees and how you accounted for these fees. Cite the accounting literature relied upon how you applied it to your situation.

As noted in the Company’s response to comment 2 above, all of the Company’s medium and long-term supply contracts contain price adjustment provisions that offer both parties the right to adjust contract price when the fluctuation of market price during a specified period has exceeded a threshold as agreed to by both parties. Such terms are included by both parties given silicon prices are very sensitive to market change and have fluctuated significantly historically.
Contract prices are adjusted when the pricing parameters established within the arrangement are exceeded. In 2009, triggered by the significant decrease in market price, we renegotiated contract prices with our counterparties in accordance with the price adjustment provisions contained in the original contracts. In such instances, the contract price was adjusted to approximate current market value and, if applicable, the application schedule of any prepayments made by the Company was revised. These revisions have been based on original contractual terms and provisions and, as a result, the Company has not incurred any renegotiation fees. As such, the Company does not believe there is any accounting consequence as a result of such renegotiations or price adjustments other than a reconsideration of the current and long-term status of its prepayments.
Note 18. Segment Information, Page F-41
12.
We note your disclosures here that you changed the way you were managing your business in fiscal 2008 due to the reduction in your solar integration business and that you modified the information reviewed by your chief operating decision maker (CODM). We further note that you now operate in a single reportable business segment. Please tell us how many operating segments you have. To the extent that your single reportable segment results from the aggregation of two or more operating segments, explain how aggregation is consistent with paragraph 280-10-50-10 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff that prior to 2006, the Company had three operating segments: solar modules, siding and solar system integration. We discontinued the siding business in 2006 and operated the business under the two remaining operating segments through 2007, the operating results of which were reviewed by the chief operating decision maker (“CODM”), which is the chief executive officer of the Company. Given the reduction in the solar system integration business, during 2008 the Company changed the way it managed its business and consolidated the results of both the solar modules and solar system integration businesses into a single operating segment. From that point forward, the Company’s CODM has only been provided combined financial information. Accordingly, the Company has a single reporting segment.

13.
Please revise your filing to disclose the basis for attributing revenues from external customers to individual countries. Refer to the guidance in 280-10-50-41(a) of FASB Accounting Standards Codification.

In response to the Staff’s comment, the Company will revise in the 2010 Form 20-F to clarify that the basis for attributing revenue from external customers to individual countries is the customers’ country of incorporation.
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 519 8517 6823, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
By:	/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:	David Zhang, Esq. Latham & Watkins Benjamin Su, Esq. Latham & Watkins LLP Patrick Tsang, Deloitte Touche Tohmatsu CPA Ltd Chen Qu, Deloitte Touche Tohmatsu CPA Ltd